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                 April 20, 2021

       David J. Moss
       Chief Financial Officer
       Inmune Bio, Inc.
       1200 Prospect Street, Suite 525
       La Jolla, CA 92037

                                                        Re: Inmune Bio, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 9, 2021
                                                            File No. 333-255162

       Dear Mr. Moss:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Jason Drory at (202) 551-8342 or Joe McCann at
(202) 551-6262 with any
       questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences